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        The following operating revenue data reflects our quarterly operating revenue from our customer channels for the last eight consecutive quarters. We made certain reclassifications to prior balances to conform to the current presentation.

EXHIBIT 99.1
QWEST COMMUNICATIONS INTERNATIONAL, INC.
QUARTERLY OPERATING REVENUE
(Dollars in millions)

	2004	2003				2002
	Q1	Q1	Q2	Q3	Q4	Q2	Q3	Q4
Business:
Wireline revenue:
Local voice	$526	$589	$572	$554	$538	$632	$612	$617
Long distance	176	195	189	186	170	198	207	175
Access	38	33	36	37	40	36	32	35

Total voice services	740	817	797	777	748	866	851	827
Data and Internet	564	551	566	578	561	553	542	559

Total business wireline	1,304	1,368	1,363	1,355	1,309	1,419	1,393	1,386

Consumer:
Wireline revenue:
Local voice	917	1,031	995	977	931	1,077	1,080	1,056
Long distance	88	63	69	78	86	90	77	67
Access	29	25	26	26	25	26	28	27

Total voice services	1,034	1,119	1,090	1,081	1,042	1,193	1,185	1,150
Data and Internet	74	48	46	56	67	48	48	49

Total consumer wireline	1,108	1,167	1,136	1,137	1,109	1,241	1,233	1,199

Wholesale:
Wireline revenue:
Local voice	200	202	214	213	204	243	217	210
Long distance	236	188	209	203	227	244	228	219
Access	186	195	183	189	190	222	187	202

Total voice services	622	585	606	605	621	709	632	631
Data and Internet	308	341	329	308	313	350	324	334

Total wholesale wireline	930	926	935	913	934	1,059	956	965

Wireless revenue	126	151	153	152	137	183	179	144

Other services revenue	13	12	9	13	9	9	11	11

Total operating revenue	$3,481	$3,624	$3,596	$3,570	$3,498	$3,911	$3,772	$3,705

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EXHIBIT 99.1 QWEST COMMUNICATIONS INTERNATIONAL, INC. QUARTERLY OPERATING REVENUE (Dollars in millions)